Exhibit 3.2

CERTIFICATE OF ELIMINATION

                Clarient, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

                FIRST:  That, at a meeting of the Board of Directors the following resolutions were duly adopted in accordance with Section 151(g) of the General Corporation Law of Delaware:

                                                                RESOLVED, that no shares of the Series C Preferred Stock or the Series D 5% Cumulative Convertible Preferred Stock of this Corporation are outstanding, and no shares of either such series shall be issued pursuant to the certificate of designations previously filed with respect to each such series.

                SECOND:  That pursuant to the provisions of Section 151(g) of the General Corporation Law of Delaware, the effect of filing this Certificate shall be to eliminate from the certificate of incorporation of the Corporation all matters set forth in the certificate of designations with respect to each of the Series C Preferred Stock and the Series D 5% Cumulative Convertible Preferred Stock.

                IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by Ronald A. Andrews, its Chief Executive Officer and Vice Chairman, on this 25th day of March, 2009.

CLARIENT, INC.

By:	/s/ Ronald A. Andrews
Ronald A. Andrews,
Chief Executive Officer and Vice Chairman